                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                Continucare Corp
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    212172100
                                    ---------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 Pages


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---------------------------                                   ------------------
CUSIP No. 212172100                      13G                  Page 2 of 4 Pages
---------------------------                                   ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Pecks Management Partners Ltd.                    11-3015963
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [ ]
           Not applicable
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,862,069
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             Not applicable
     OWNED BY
       EACH          ------ ----------------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 1,862,069

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            Not applicable
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,862,069
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
           [  ]
           Not applicable
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.30
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA

---------- ---------------------------------------------------------------------


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Item 1(a):                  Name of Issuer:
----------                  ---------------

                            Continucare Corp.

Item 1(b):                  Address of Issuer's Principal Executive Offices:
----------                  ------------------------------------------------

                            100 S.E. Second Street, 36 Floor
                            Miami, FL 33131

Item 2(a)                   Name of Person Filing
---------                   ---------------------

                            Pecks Management Partners Ltd.

Item 2(b):                  Address of Principal Business Office:
----------                  -------------------------------------

                            One Rockefeller Plaza, Suite 900, New York, New York 10020

Item 2(c):                  Citizenship:
----------                  ------------

                            New York

Item 2(d):                  Title of Class of Securities:
----------                  -----------------------------

                            Common Stock *

                            *We hold securities convertible into Common Stock

Item 2(e):                  CUSIP Number:
----------                  -------------

                            212172100

Item 3:                     If the reporting person is an investment adviser in
------- accordance with ss. 240.13d-1(b)(1)(ii)(E), check this box. [X]

Item 4:                     Ownership:
-------                     ----------

                            (a) Amount beneficially owned: 1,862,069 shares
                            (b) Percent of class: 11.30%
                            (c) Number of shares as to which the person has:
                                   (i)    Sole power to vote or to direct
                                          the vote:  1,862,069
                                   (ii)   Shared power to vote or to direct
                                          the vote:  none
                                   (iii)  Sole power to dispose or to direct
                                          the disposition of:  1,862,069
                                   (iv)   Shared power to dispose or to direct
                                          the disposition of: none

Item 5:                     Ownership of Five Percent or Less of a Class:
-------                     ---------------------------------------------

                            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


                               Page 3 of 4 Pages

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Item 6:                     Ownership of More than Five Percent on Behalf of
-------                     ------------------------------------------------
                            Another Person:
                            ---------------

                            Shares as to which this schedule is filed are owned by four investment advisory clients of the person filing this schedule, which clients receive dividends and the proceeds from the sale of such shares. One such client is known to have such interest with respect to more than 5% of the class and such client is named below.

                            Delaware State Employees' Retirement Fund


Item 7:                     Identification and Classification of the Subsidiary
-------                     ---------------------------------------------------
                            Which Acquired the Security Being Reported on By
                            ------------------------------------------------
                            the Parent Holding Company:
                            ---------------------------

                            Not applicable.

Item 8:                     Identification and Classification of
-------                     ------------------------------------
                            Members of the Group:
                            ---------------------

                            Not applicable.

Item 9:                     Notice of Dissolution of Group:
-------                     -------------------------------

                            Not applicable.

Item 10:                    Certification:
--------                    --------------

                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 9, 1999




                                                By: /s/ Arthur W. Berry
                                                    --------------------------
                                                   Name:  Arthur W.  Berry
                                                   Title:  Managing Director



                               Page 4 of 4 Pages